Exhibit 4.75

[XM Letterhead]

July 28, 2008

Will Brett

Bank of America Tower

One Bryant Park

New York, NY 10036

Dear Mr. Brett:

Reference is made to (i) the Amended and Restated Note Purchase Agreement, dated as of June 16, 2003 (the “Note Purchase Agreement”), by and among XM Satellite Radio Inc., a Delaware corporation, XM Satellite Radio Holdings Inc., a Delaware corporation (“XM Holdings”), and the investors named therein, and (ii) the 10% Senior Secured Discount Convertible Notes due 2009 (the “Notes”). Capitalized terms used but not defined herein shall have the meanings set forth in the Note Purchase Agreement.

Pursuant to the Agreement and Plan of Merger, dated as of February 19, 2007 (the “Merger Agreement”) by and among Sirius Satellite Radio Inc., a Delaware corporation (“Sirius”), Vernon Merger Corporation, a Delaware corporation and direct wholly-owned subsidiary of Sirius (“Merger Co.”) and XM Holdings. Merger Co. merged with and into XM Holdings, with XM Holdings as the surviving corporation on July 28, 2008 (the “Merger”). By virtue of the Merger, each share of XM Holdings Class A common stock outstanding at the time of the Merger was converted the right to receive 4.60 shares of Sirius common stock, par value $0.001 per share.

Pursuant to Section 9.5 and Section 9.6 of the Note Purchase Agreement, XM hereby confirms its obligation to deliver or cause to be delivered shares of Sirius common stock, par value $.001 per share, upon Conversion of the Notes pursuant to the terms of the Note Purchase Agreement.

Sincerely,

XM SATELLITE RADIO HOLDINGS INC.

By:	/s/ Joseph M. Titlebaum
Name:	Joseph M. Titlebaum
Title:	General Counsel and Secretary

[10% Senior Secured Discount Convertible Notes]